MICHAEL T. CAMPOLI

Partner

DIRECT TEL: 212-326-0468

mcampoli@pryorcashman.com

February 14, 2023

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hallmark Venture Group, Inc.
Registration Statement on Form 10-12G
Filed January 17, 2023
File No. 000-56477

Ladies and Gentlemen:

On behalf of Hallmark Venture Group, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated February 7, 2023 (the “Comment Letter”) relating to the Registration Statement on Form 10-12G (the “Form 10”) originally filed by the Company on January 17, 2023. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form 10. We hereby file via EDGAR our response to the Comments containing or describing disclosure to be included in Amendment No. 1 (“Amendment No. 1”) to the Form 10.

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form 10

Certain Relationships and Related Transactions, page 29

1.	We note your revisions in response to prior comment 1. Please revise the outstanding balance payable to Mr. Murphy as a result of the foregoing loans as of September 30, 2022 or advise. Also please disclose the balance of the settlement liability with Green Horseshoe, LLC as of the most recent practicable date. Also, revise your disclosure in this section to address the October 5, 2022, $50,000 10% convertible promissory note issued to Selkirk Global Holdings, LLC.

Response:

In response to your comments, we have revised the disclosure under “Item 7 – Certain Relationships and Related Transactions” in Amendment No. 1 to reflect that the outstanding balance payable to Mr. Murphy as a result of the loans described in this section as of September 30, 2022 was $$144,501.

Also in response to your comments, we have revised the disclosure under “Item 7 – Certain Relationships and Related Transactions” in Amendment No. 1 to disclose that the balance of the settlement liability with Green Horseshoe, LLC as of January 31, 2023, after giving effect to the issuances of shares of common stock as described in this section, was $241,413.77.

Further, we have revised the disclosure under “Item 7 – Certain Relationships and Related Transactions” in Amendment No. 1 to address the October 5, 2022, $50,000 10% convertible promissory note issued to Selkirk Global Holdings, LLC.

* * *

Securities and Exchange Commission
February 14, 2023

If the Staff has any questions or comments with respect to the foregoing, or would like to discuss the Form 10 or this response letter, please feel free to call or email the undersigned at (212) 326-0892 or at enormandin@pryorcashman.com, as applicable

Very truly yours,

/s/ Michael T. Campoli
Michael T. Campoli, Partner
Pryor Cashman LLP

cc:	John D. Murphy, Jr.
Hallmark Venture Group, Inc.
Edward C. Normandin, Esq.
Pryor Cashman LLP